SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

Commission File Number 1-8052

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-2700
(Full title of the Plan)

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 11.
Total Number of pages is 14.

1 of 14

The Form 11-K is amended to include the Plan's Statements of Net Assets Available for Benefits which was inadvertently omitted through a clerical error from the earlier paper filing of the Form 11-K for the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company which was filed on June 28, 2004. All other information contained in the Form 11-K for the Plan as filed June 28, 2004 is correct.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Profit Sharing and Retirement Plan of
Liberty National Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2003 audit was performed for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
June 25, 2004

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Net Assets Available for Benefits

ASSETS	December 31, 2003	December 31, 2002
Investments, at fair value:		
Torchmark common stock	$10,835,697	$9,988,617
Waddell & Reed class A common stock	1,552,348	1,500,172
Registered mutual funds	29,614,991	28,074,556
Loans to participants	538,246	573,144
Short-term investments	124,051	311,979
	42,665,333	40,448,468
Accrued investment income	0	130
Net assets available for benefits	$42,665,333	$40,448,598

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2003	**2002**
Investment income:		
Cash dividends - Torchmark and		
Waddell & Reed common stock	$137,369	$144,019
Dividends on mutual funds	210,645	419,952
Interest income - short-term investments	35,824	49,595
	383,838	613,566
Investment expenses	0	0
	383,838	613,566
Net appreciation (depreciation) in fair value of investments	5,635,303	(7,677,186)
Benefit paid to participants:		
Shares withdrawn	173,863	325,766
Cash settlements	3,628,543	4,499,721
	3,802,406	4,825,487
Net increase (decrease) in net assets	2,216,735	(11,889,107)
Net assets available for benefits:		
Beginning of plan year	40,448,598	52,337,705
End of plan year	$42,665,333	$40,448,598

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2003 and 2002 was $45.54 and $36.53, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $23.46 and $19.67 at December 31, 2003 and 2002, respectively.

Participant loans are valued at cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Fourteen mutual funds are available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximate fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - Summary of Significant Accounting Policies (continued)

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National.

Federal income taxes - The Internal Revenue Service has determined and informed the Plan by a letter dated November 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. The administrative committee and the Plan's tax counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Vesting Provisions and Forfeitures - All participants are fully vested in their accumulated account balance and, therefore, the Plan cannot incur any forfeitures.

Payment of Benefits - Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate (not less than 3% per annum) to be determined by the Trustees, or by the purchase of a single premium annuity.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - Investments

The following table presents investments of the Plan's net assets:

	December 31, 2003	December 31, 2002
Mutual Fund Shares:		
INVESCO Dynamics	$ 408,157	$ 98,130
INVESCO Technology	4,066,945	2,868,217
IRT 500 Index	1,757,578	1,714,545
American Century	873,089	591,444
AIM Basic Value	1,288,729	911,936
Janus Advisor International	994,988	404,045
AmSouth Bond Class A	680,389	1,067,347
AmSouth Balanced	348,898	109,455
AmSouth Large Cap	2,652,528	2,554,032
AmSouth Prime Money Market Class A	13,216,334	14,618,431
AmSouth Small Cap	345,504	32,645
AmSouth Government Income	1,269,795	1,277,973
AIM Global Health Care	427,270	516,528
Fidelity Advisor Dividend Growth	1,284,991	1,309,828
	$ 29,614,991	$ 28,074,556
Torchmark Common Stock	$ 10,835,697	$ 9,988,617
Waddell & Reed Financial, Inc. Class A Common Stock	$ 1,552,348	$ 1,500,172
AmSouth Prime Money Market Fund – Class I	$ 124,051	$ 311,979
Participant Loans	$ 538,246	$ 573,144

During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2003	December 31, 2002
Common stocks	$ 2,460,814	$ (1,870,224)
Mutual funds	3,174,489	(5,806,962)
	$ 5,635,303	$ (7,677,186)

NOTE D - Related Party Transactions

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark. Such purchases and sales, which qualify as party-in-interest transactions, are handled by AmSouth Bank, the Plan trustee, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in a short-term fund, which is an interest-bearing short-term fund. These funds were deposited in the AmSouth Prime Money Market Fund – Class I and is administered by AmSouth Bank, NA, the Plan's trustee.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2003

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	237,938 shares $1 par value common stock	$10,835,697
*	Waddell & Reed Financial, Inc.	66,170 shares $1 par value Class A common stock	1,552,348
	Mutual Funds	27,690 shares INVESCO Dynamics Fund	408,157
		165,256 shares INVESCO Technology Fund	4,066,945
		62,816 shares IRT 500 Index Fund	1,757,578
		112,222 shares American Century Fund	873,089
		44,074 shares AIM Basic Value Fund	1,288,729
		40,997 shares Janus Advisor International Fund	994,988
		60,211 shares AmSouth Bond Class A Fund	680,389
		28,645 shares AmSouth Balanced Fund	348,898
		146,954 shares AmSouth Large Cap Fund	2,652,528
		13,216,334 shares AmSouth Prime Money Market Fund	13,216,334
		41,728 shares AmSouth Small Cap Fund	345,504
		126,474 shares AmSouth Government Income Fund	1,269,795
		16,327 shares AIM Global Health Care Fund	427,270
		114,407 shares Fidelity Advisor Dividend Growth Fund	1,284,787
		Loans to Plan participants, various interest rates, maturing from 1 to 60 months	538,246
*	AmSouth Bank, NA	124,051 shares AmSouth Prime Money Market Fund - Class I	124,051
			$42,665,333

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated March 5, 2004 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23(g) to Form 10-K for the year ended December 31, 2003).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of June 25, 2004, into Form S-8 Registration Statement No. 333-83317.

99(a) – (3) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of June 25, 2004 appearing in the Form 11-K/A dated June 30, 2004 into Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this amended annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of
Liberty National Life Insurance
Company

By: Tony G. Brill

Tony G. Brill, Member
Administrative Committee

By: Dennis R. Luft

Dennis R. Luft, Member
Administrative Committee

By: Anthony L. McWhorter

Anthony L. McWhorter, Member
Administrative Committee

Date: June 30, 2004

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-83317 of Torchmark Corporation on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of Profit Sharing and Retirement Plan of Liberty National Life Insurance Company for the year ended December 31, 2003.

Deloitte & Touche LLP

Dallas, Texas
June 25, 2004

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-83317 of Torchmark Corporation on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K/A of Profit Sharing and Retirement Plan of Liberty National Life Insurance Company for the year ended December 31, 2003.

Deloitte & Touche LLP

Dallas, Texas
June 30, 2004